UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

Cloudflare, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

18915M107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. UV Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 38,633,614 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 38,633,614 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,633,614 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 28.6% (4)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by UV Partners IV, L.P., a Delaware limited partnership (“Fund IV”), UV Partners IV-A, L.P., a Delaware limited partnership (“Fund IV-A”), UV Partners IV Financial Institutions Fund, L.P., a Delaware limited partnership (“Fund IV FIF”), UV Partners IV GP, L.L.C. (“GP IV”), UV Partners IV Financial Institutions GP, L.L.C. (“GP IV FIF”), Pelion Ventures V, L.P., a Delaware limited partnership (“Fund V”), Pelion Ventures V-A, L.P., a Delaware limited partnership (“Fund V-A”), Pelion Ventures V Financial Institutions Fund, L.P., a Delaware limited partnership (“Fund V FIF”), Pelion Venture Partners V, L.L.C. (“GP V”), Pelion Ventures V Financial Institutions GP, L.L.C. (“GP V FIF”), Pelion Ventures VI, L.P., a Delaware limited partnership (“Fund VI”), Pelion Ventures VI-A, L.P., a Delaware limited partnership (“Fund VI-A”), Pelion Venture Partners VI, L.L.C. (“GP VI”), Pelion Opportunity Fund I, LLC (“SPV I”), Pelion Opportunities Partners I, L.L.C. (“SPV Manager”) and Blake G. Modersitzki (“Modersitzki” and, together with Fund IV, Fund IV-A, Fund IV FIF, GP IV, GP IV FIF, Fund V, Fund V-A, Fund V FIF, GP V, GP V FIF, Fund VI, Fund VI-A, GP VI, SPV I and SPV Manager, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 19,904,114 shares of Issuer’s Class B Common Stock held by Fund IV and 6,459,523 shares of Issuer’s Class B Common Stock held by Fund IV-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time. GP IV serves as the sole general partner of Fund IV and Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV and Fund IV-A.

(3)         Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (the “Current 10-Q”), and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund IV beneficially owns 12.9% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. UV Partners IV-A, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 38,633,614 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 38,633,614 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,633,614 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 28.6% (4)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 19,904,114 shares of Issuer’s Class B Common Stock held by Fund IV and 6,459,523 shares of Issuer’s Class B Common Stock held by Fund IV-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time. GP IV serves as the sole general partner of Fund IV and Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV and Fund IV-A.

(3)         Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund IV-A beneficially owns 12.9% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. UV Partners IV Financial Institutions Fund, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 38,633,614 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 38,633,614 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,633,614 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 28.6% (4)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 19,904,114 shares of Issuer’s Class B Common Stock held by Fund IV and 6,459,523 shares of Issuer’s Class B Common Stock held by Fund IV-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time. GP IV serves as the sole general partner of Fund IV and Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV and Fund IV-A.

(3)         Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund IV FIF beneficially owns 12.9% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. UV Partners IV GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 38,633,614 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 38,633,614 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,633,614 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 28.6% (4)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 19,904,114 shares of Issuer’s Class B Common Stock held by Fund IV and 6,459,523 shares of Issuer’s Class B Common Stock held by Fund IV-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time. GP IV serves as the sole general partner of Fund IV and Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV and Fund IV-A.

(3)         Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, GP IV beneficially owns 12.9% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. UV Partners IV Financial Institutions GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 38,633,614 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 38,633,614 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,633,614 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 28.6% (4)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 19,904,114 shares of Issuer’s Class B Common Stock held by Fund IV and 6,459,523 shares of Issuer’s Class B Common Stock held by Fund IV-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time. GP IV serves as the sole general partner of Fund IV and Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV and Fund IV-A.

(3)         Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, GP IV FIF beneficially owns 12.9% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Ventures V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 6,699,186 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,699,186 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,699,186 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.0% (4)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes (a) 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock held by Fund V and (b) 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock held by Fund V-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP V serves as the sole general partner of Fund V and Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V and Fund V-A.

(3)         Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund V beneficially owns 2.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Ventures V-A, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 6,699,186 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,699,186 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,699,186 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.0% (4)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes (a) 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock held by Fund V and (b) 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock held by Fund V-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP V serves as the sole general partner of Fund V and Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V and Fund V-A.

(3)         Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund V-A beneficially owns 2.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Ventures V Financial Institutions Fund, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 6,699,186 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,699,186 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,699,186 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.0% (4)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes (a) 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock held by Fund V and (b) 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock held by Fund V-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP V serves as the sole general partner of Fund V and Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V and Fund V-A.

(3)         Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund V FIF beneficially owns 2.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Venture Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 6,699,186 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,699,186 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,699,186 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.0% (4)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes (a) 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock held by Fund V and (b) 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock held by Fund V-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP V serves as the sole general partner of Fund V and Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V and Fund V-A.

(3)         Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, GP V beneficially owns 2.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Ventures V Financial Institutions GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 6,699,186 shares (2) (3)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,699,186 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,699,186 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.0% (4)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes (a) 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock held by Fund V and (b) 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock held by Fund V-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP V serves as the sole general partner of Fund V and Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V and Fund V-A.

(3)         Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, GP V FIF beneficially owns 2.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Ventures VI, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 532,047 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 532,047 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 532,047 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 497,996 shares of Issuer’s Class B Common Stock held by Fund VI and 34,051 shares of Issuer’s Class B Common Stock held by Fund VI-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP VI serves as the sole general partner of Fund VI and Fund VI-A.  Modersitzki is the sole managing member of GP VI and accordingly exercises voting and dispositive power over the shares held by Fund VI and Fund VI-A.

(3)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund VI beneficially owns 0.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Ventures VI-A, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 532,047 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 532,047 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 532,047 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 497,996 shares of Issuer’s Class B Common Stock held by Fund VI and 34,051 shares of Issuer’s Class B Common Stock held by Fund VI-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP VI serves as the sole general partner of Fund VI and Fund VI-A.  Modersitzki is the sole managing member of GP VI and accordingly exercises voting and dispositive power over the shares held by Fund VI and Fund VI-A.

(3)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Fund VI-A beneficially owns 0.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Venture Partners VI, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 532,047 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 532,047 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 532,047 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4% (3)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 497,996 shares of Issuer’s Class B Common Stock held by Fund VI and 34,051 shares of Issuer’s Class B Common Stock held by Fund VI-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP VI serves as the sole general partner of Fund VI and Fund VI-A.  Modersitzki is the sole managing member of GP VI and accordingly exercises voting and dispositive power over the shares held by Fund VI and Fund VI-A.

(3)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, GP VI beneficially owns 0.2% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Opportunity Fund I, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,576,811 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,380,001 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,380,001 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.7% (4)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 2,954,546 shares of Issuer’s Class A Common Stock and 622,265 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by SPV I.  SPV Manager serves as the sole manager of SPV I.  Modersitzki is the sole managing member of SPV Manager and accordingly exercises voting and dispositive power over the shares held by SPV I and SPV I-A.

(3)         Includes 2,803,190 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by P Holdings I-A, L.P. (“SPV I-A”).  Pursuant to a co-sale agreement between SPV I and SPV I-A, SPV I may be deemed to exercise dispositive power over the shares held by SPV I-A.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, SPV I beneficially owns 2.1% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Pelion Opportunities Partners I, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,576,811 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,380,001 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,380,001 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.7% (4)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 2,954,546 shares of Issuer’s Class A Common Stock and 622,265 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by SPV I.  SPV Manager serves as the sole manager of SPV I.  Modersitzki is the sole managing member of SPV Manager and accordingly exercises voting and dispositive power over the shares held by SPV I and SPV I-A.

(3)         Includes 2,803,190 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by P Holdings I-A, L.P. (“SPV I-A”).  Pursuant to a co-sale agreement between SPV I and SPV I-A, SPV I may be deemed to exercise dispositive power over the shares held by SPV I-A.

(4)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, SPV Manager beneficially owns 2.1% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

1	Names of Reporting Persons. Blake G. Modersitzki

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 49,441,658 shares (2) (3) (4) (5) (6) (7)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 52,244,848 shares (2) (3) (4) (5) (6) (7) (8)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 52,244,848 shares (2) (3) (4) (5) (6) (7) (8)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 39.6% (9)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)         Includes 19,904,114 shares of Issuer’s Class B Common Stock held by Fund IV and 6,459,523 shares of Issuer’s Class B Common Stock held by Fund IV-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time. GP IV serves as the sole general partner of Fund IV and Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV and Fund IV-A.

(3)         Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)         Includes (a) 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock held by Fund V and (b) 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock held by Fund V-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP V serves as the sole general partner of Fund V and Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V and Fund V-A.

(5)         Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(6)         Includes 497,996 shares of Issuer’s Class B Common Stock held by Fund VI and 34,051 shares of Issuer’s Class B Common Stock held by Fund VI-A.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  GP VI serves as the sole general partner of Fund VI and Fund VI-A.  Modersitzki is the sole managing member of GP VI and accordingly exercises voting and dispositive power over the shares held by Fund VI and Fund VI-A.

(7)         Includes 2,954,546 shares of Issuer’s Class A Common Stock and 622,265 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by SPV I.  SPV Manager serves as the sole manager of SPV I.  Modersitzki is the sole managing member of SPV Manager and accordingly exercises voting and dispositive power over the shares held by SPV I and SPV I-A.

(8)         Includes 2,803,190 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by P Holdings I-A, L.P. (“SPV I-A”).  Pursuant to a co-sale agreement between SPV I and SPV I-A, SPV I may be deemed to exercise dispositive power over the shares held by SPV I-A.

(9)         The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q, and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock). Based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, Modersitzki beneficially owns 17.4% of the Issuer’s total outstanding Common Stock as of November 8, 2019.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Cloudflare, Inc. (the “Issuer”).

Item 1
(a)	Name of Issuer Cloudflare, Inc.
(b)	Address of Issuer’s Principal Executive Offices 101 Townsend Street San Francisco, CA 94107

Item 2
(a)

Name of Person(s) Filing:
UV Partners IV, L.P. (“Fund IV”)

UV Partners IV-A, L.P. (“Fund IV-A”)

UV Partners IV Financial Institutions Fund, L.P. (“Fund IV FIF”)

UV Partners IV GP, L.L.C. (“GP IV”)

UV Partners IV Financial Institutions GP, L.L.C. (“GP IV FIF”)

Pelion Ventures V, L.P. (“Fund V”)

Pelion Ventures V-A, L.P. (“Fund V-A”)

Pelion Ventures V Financial Institutions Fund, L.P. (“Fund V FIF”)

Pelion Venture Partners V, L.L.C. (“GP V”)

Pelion Ventures V Financial Institutions GP, L.L.C. (“GP V FIF”)

Pelion Ventures VI, L.P. (“Fund VI”)

Pelion Ventures VI-A, L.P. (“Fund VI-A”)

Pelion Venture Partners VI, L.L.C. (“GP VI”)

Pelion Opportunity Fund I, LLC (“SPV I”)

Pelion Opportunities Partners I, L.L.C. (“SPV Manager”)

Blake G. Modersitzki (“Modersitzki”)

(b)	Address of Principal Business Office: c/o Pelion Venture Partners 2750 E. Cottonwood Parkway, Suite 600 Salt Lake City, UT 84121

(c)	Citizenship:

Entities:	Fund IV	-	Delaware
	Fund IV-A	-	Delaware
	Fund IV FIF	-	Delaware
	GP IV	-	Delaware
	GP IV FIF	-	Delaware
	Fund V	-	Delaware
	Fund V-A	-	Delaware
	Fund V FIF	-	Delaware
	GP V	-	Delaware
	GP V FIF	-	Delaware
	Fund VI	-	Delaware
	Fund VI-A	-	Delaware
	GP VI	-	Delaware
	SPV I	-	Delaware
	SPV Manager	-	Delaware

Individuals:	Modersitzki	-	United States of America

	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 18915M107

Item 3	Not applicable.

Item 4                                                            Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership		Percent of Class (11)	Percent of All Common (12)
Fund IV	19,904,114	(1)	—	38,633,614	(1) (2) (3)	—	38,633,614	(1) (2) (3)	38,633,614	(1) (2) (3)	28.6%	12.9%
Fund IV-A	6,459,523	(2)	—	38,633,614	(1) (2) (3)	—	38,633,614	(1) (2) (3)	38,633,614	(1) (2) (3)	28.6%	12.9%
Fund IV FIF	12,269,977	(3)	—	38,633,614	(1) (2) (3)	—	38,633,614	(1) (2) (3)	38,633,614	(1) (2) (3)	28.6%	12.9%
GP IV	—		—	38,633,614	(1) (2) (3)	—	38,633,614	(1) (2) (3)	38,633,614	(1) (2) (3)	28.6%	12.9%
GP IV FIF	—		—	38,633,614	(1) (2) (3)	—	38,633,614	(1) (2) (3)	38,633,614	(1) (2) (3)	28.6%	12.9%
Fund V	4,299,538	(4)	—	6,699,186	(4) (5) (6)	—	6,699,186	(4) (5) (6)	6,699,186	(4) (5) (6)	5.0%	2.2%
Fund V-A	1,093,974	(5)	—	6,699,186	(4) (5) (6)	—	6,699,186	(4) (5) (6)	6,699,186	(4) (5) (6)	5.0%	2.2%
Fund V Financial	1,305,674	(6)	—	6,699,186	(4) (5) (6)	—	6,699,186	(4) (5) (6)	6,699,186	(4) (5) (6)	5.0%	2.2%
GP V	—		—	6,699,186	(4) (5) (6)	—	6,699,186	(4) (5) (6)	6,699,186	(4) (5) (6)	5.0%	2.2%
GP V FIF	—		—	6,699,186	(4) (5) (6)	—	6,699,186	(4) (5) (6)	6,699,186	(4) (5) (6)	5.0%	2.2%
Fund VI	497,996	(7)	—	532,047	(7) (8)	—	532,047	(7) (8)	532,047	(7) (8)	0.4%	0.2%
Fund VI-A	34,051	(8)	—	532,047	(7) (8)	—	532,047	(7) (8)	532,047	(7) (8)	0.4%	0.2%
GP VI	—		—	532,047	(7) (8)	—	532,047	(7) (8)	532,047	(7) (8)	0.4%	0.2%
SPV I	3,576,811	(9)	—	3,576,811	(9)	—	6,380,001	(9) (10)	6,380,001	(9) (10)	4.7%	2.1%
SPV Manager (9)	—		—	3,576,811	(9)	—	6,380,001	(9) (10)	6,380,001	(9) (10)	4.7%	2.1%
Modersitzki	—		—	49,441,658	(1) – (9)	—	52,244,848	(1) – (10)	52,244,848	(1) – (10)	39.6%	17.4%

(1)        Includes 19,904,114 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV.  GP IV serves as the sole general partner of Fund IV.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV.

(2)        Includes 6,459,523 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV-A.  GP IV serves as the sole general partner of Fund IV-A.  Modersitzki is the sole managing member of GP IV and accordingly exercises voting and dispositive power over the shares held by Fund IV-A.

(3)        Includes 12,269,977 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund IV FIF.  GP IV FIF serves as the sole general partner of Fund IV FIF.  Modersitzki is the sole managing member of GP IV FIF and accordingly exercises voting and dispositive power over the shares held by Fund IV FIF.

(4)        Includes 831,641 shares of Issuer’s Class A Common Stock and 3,467,897 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V.  GP V serves as the sole general partner of Fund V.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V.

(5)        Includes 211,603 shares of Issuer’s Class A Common Stock and 882,371 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V-A.  GP V serves as the sole general partner of Fund V-A.  Modersitzki is the sole managing member of GP V and accordingly exercises voting and dispositive power over the shares held by Fund V-A.

(6)        Includes 252,550 shares of Issuer’s Class A Common Stock and 1,053,124 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund V FIF.  GP V FIF serves as the sole general partner of Fund V FIF.  Modersitzki is the sole managing member of GP V FIF and accordingly exercises voting and dispositive power over the shares held by Fund V FIF.

(7)        Includes 497,996 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund VI.  GP VI serves as the sole general partner of Fund VI.  Modersitzki is the sole managing member of GP VI and accordingly exercises voting and dispositive power over the shares held by Fund VI.

(8)        Includes 34,051 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Fund VI-A.  GP VI serves as the sole general partner of Fund VI-A.  Modersitzki is the sole managing member of GP VI and accordingly exercises voting and dispositive power over the shares held by Fund VI-A.

(9)        Includes 2,954,546 shares of Issuer’s Class A Common Stock and 622,265 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by SPV I.  SPV Manager serves as the sole manager of SPV I.  Modersitzki is the sole managing member of SPV Manager and accordingly exercises voting and dispositive power over the shares held by SPV I and SPV I-A.

(10)   Includes 2,803,190 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by P Holdings I-A, L.P. (“SPV I-A”).  Pursuant to a co-sale agreement between SPV I and SPV I-A, SPV I may be deemed to exercise dispositive power over the shares held by SPV I-A.

(11)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 134,864,722 shares of Class A Common Stock outstanding (which reflects the sum of (x) 86,870,214 shares of Class A Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2019 (the “Current 10-Q”), and (y) 47,994,508 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).

(12)   The Percent of All Common is based on the total of 300,190,286 shares of the Issuer’s Common Stock (including 213,320,072 shares of Class B Common Stock) outstanding as of November 8, 2019, as reported in the Current 10-Q.

Item 5                                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6                                    Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7                                    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9                                    Notice of Dissolution of Group.

Not applicable.

Item 10          Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

UV Partners IV, L.P.

By:	UV Partners IV GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV-A, L.P.

By:	UV Partners IV GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV Financial Institutions Fund, L.P.

By:	UV Partners IV Financial Institutions GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV GP, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV Financial Institutions GP, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V, L.P.

By:	Pelion Venture Partners V, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V-A, L.P.

By:	Pelion Venture Partners V, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V Financial Institutions Fund, L.P.

By:	Pelion Ventures V Financial Institutions GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Venture Partners V, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V Financial Institutions GP, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures VI, L.P.

By:	Pelion Venture Partners VI, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures VI-A, L.P.

By:	Pelion Venture Partners VI, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Venture Partners VI, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Opportunity Fund I, LLC

By:	Pelion Opportunities Partners I, L.L.C.
Its:	Manager

By:	/s/ Blake Modersitzki
Managing Member

Pelion Opportunities Partners I, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

/s/ Blake Modersitzki
Blake G. Modersitzki

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Cloudflare, Inc. is filed on behalf of each of us.

Dated: February 14, 2020

UV Partners IV, L.P.

By:	UV Partners IV GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV-A, L.P.

By:	UV Partners IV GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV Financial Institutions Fund, L.P.

By:	UV Partners IV Financial Institutions GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV GP, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

UV Partners IV Financial Institutions GP, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V, L.P.

By:	Pelion Venture Partners V, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V-A, L.P.

By:	Pelion Venture Partners V, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V Financial Institutions Fund, L.P.

By:	Pelion Ventures V Financial Institutions GP, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Venture Partners V, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures V Financial Institutions GP, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures VI, L.P.

By:	Pelion Venture Partners VI, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Ventures VI-A, L.P.

By:	Pelion Venture Partners VI, L.L.C.
Its:	General Partner

By:	/s/ Blake Modersitzki
Managing Member

Pelion Venture Partners VI, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

Pelion Opportunity Fund I, LLC

By:	Pelion Opportunities Partners I, L.L.C.
Its:	Manager

By:	/s/ Blake Modersitzki
Managing Member

Pelion Opportunities Partners I, L.L.C.

By:	/s/ Blake Modersitzki
Managing Member

/s/ Blake Modersitzki
Blake G. Modersitzki